SKADDEN, ARPS, SLATE, MEAGHER & FLOM
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EDWARD H.P. LAM ♦*	TEL: (852) 3740-4700	LOS ANGELES
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CLIVE W. ROUGH ♦		WASHINGTON, D.C.
JONATHAN B. STONE *		WILMINGTON
^ (ALSO ADMITTED IN CALIFORNIA) ♦ (ALSO ADMITTED IN ENGLAND & WALES) * (ALSO ADMITTED IN NEW YORK) REGISTERED FOREIGN LAWYERS Z. JULIE GAO (CALIFORNIA) BRADLEY A. KLEIN (ILLINOIS)		BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

March 16, 2018

VIA EDGAR

Mr. Larry Spirgel

Mr. Paul Fischer

Mr. Terry French

Ms. Christie Wong

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                 OneSmart International Education Group Limited

(CIK No. 0001722380)
Registration Statement on Form F-1 (File No.: 333-223406)

Dear Mr. Spirgel, Mr. Fischer, Mr. French and Ms. Wong:

On behalf of our client, OneSmart International Education Group Limited (formerly named as OneSmart Education Group Limited), a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 2 to the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on March 9, 2018.

The Company will commence the marketing activities in connection with the offering shortly after the date hereof. The Company plans to request the Staff’s declaration of the effectiveness of its registration statement on or about March 27, 2018, and will file the joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

*              *              *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Xi Zhang, Chairman and Chief Executive Officer, OneSmart International Education Group Limited

Dong Li, Chief Financial Officer, OneSmart International Education Group Limited

John Qian, Partner, Ernst & Young Hua Ming LLP

Chris K.H. Lin, Esq., Simpson Thacher & Bartlett LLP